UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Western Capital Resources, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

957881 10 5
(CUSIP Number)

WERCS,
MOKA, Inc. and
Robert W. Moberly

400 East First Street
P.O. Box 130
Casper, WY  82602
Phone: (307) 233-8300

With a copy to:
Steven P. Amen
Kutak Rock LLP
1650 Farnam Street
Omaha, NE  68102
Phone: (402) 346-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications)

June 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957881 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WERCS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,125,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,125,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,125,000 (Includes 10,000,000 shares of Series A Convertible Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 957881 10 5

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MOKA, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,125,000

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 11,125,000

	10.	SOLE DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,125,000 (Includes 10,000,000 shares of Series A Convertible Preferred Stock)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 957881 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert. W. Moberly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,125,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,125,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,125,000 (Includes 10,000,000 shares of Series A Convertible Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed by WERCS, a Wyoming corporation, MOKA, Inc., a Wyoming corporation, and Robert W. Moberly (collectively, the “Reporting Persons”), to update and amend the Schedule 13D filed by WERCS and Mr. Moberly on January 10, 2008 and amended on February 17, 2009 (collectively, the “Prior Reports”) with respect to their ownership of Western Capital Resources, Inc. (the “Issuer”) in order to reflect the acquisition by MOKA, Inc. of a beneficial interest in the shares of the Issuer’s common stock beneficially owned by WERCS and Mr. Moberly and described in the Prior Reports as a result of MOKA, Inc. acquiring a majority of the outstanding voting shares of WERCS.

Item 1.  Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common Stock, no par value

The issuer's name and address is:

Western Capital Resources, Inc.
2201 West Broadway, Suite 1
Council Bluffs, Iowa 51501

Item 2.  Identity and Background

(a)	Name:

WERCS, a Wyoming corporation.

MOKA, Inc., a Wyoming corporation.

Robert W. Moberly.

(b)	Business address: The business address of WERCS, MOKA, Inc. and Mr. Moberly is:

400 East First Street
P.O. Box 130
Casper, Wyoming   82602.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Moberly is the Chief Executive Officer of WERCS and the President of MOKA, Inc.  Mr. Moberly is also a director of WERCS and MOKA, Inc. and is the majority shareholder of MOKA, Inc.

WERCS is a holding company and is the majority shareholder of the Issuer.  Its address is set forth in Item 2(b) above.

MOKA, Inc. is a holding company and is the majority shareholder of WERCS. Its address is set forth in Item 2(b) above.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

None of the Reporting Persons has ever been convicted in a criminal proceeding.

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

WERCS is a Wyoming corporation.
MOKA, Inc. is a Wyoming corporation.
Mr. Moberly is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration

As a former sole shareholder of Wyoming Financial Lenders, WERCS received an aggregate of 1,125,000 shares of the Issuer’s Common Stock and 10,000,000 shares of the Issuer’s Series A Convertible Preferred Stock in connection with a merger transaction between the Issuer and Wyoming Financial Lenders that was completed on December 31, 2007 (the “2007 Merger”).

Item 4.  Purpose of Transaction

WERCS acquired the shares of the Issuer’s Common Stock and Series A Convertible Preferred Stock as merger consideration in connection with the 2007 Merger.

None of the Reporting Persons have any current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Each of the Reporting Persons reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its or his investment in the Issuer, including any or all of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of the Issuer’s Common Stock or dispose of all the Issuer’s Common Stock and Series A Convertible Preferred Stock beneficially owned by each of them, in public market or privately negotiated transactions.  The Reporting Persons may at any time reconsider and change its or his plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

WERCS is the record owner of 1,125,000 shares of the Issuer’s Common Stock and 10,000,000 shares of the Issuer’s Series A Convertible Preferred Stock.  The Series A Convertible Preferred Stock is convertible by WERCS at any time into an equal number of shares of the Issuer’s Common Stock.  As a result, the Reporting Persons beneficially own 11,125,000 shares of the Issuer’s Common Stock, which represents 61.8% of the shares of Common Stock that would be outstanding upon the conversion of all shares of the Series A Convertible Preferred Stock into Common Stock (based on 7,996,007 shares of Common Stock currently outstanding as last reported by the Issuer).

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Each of the Reporting Persons holds sole voting and dispositive power with respect to all of the 1,125,000 shares of the Issuer’s Common Stock and 10,000,000 shares of the Issuer’s Series A Convertible Preferred Stock beneficially owned by it or him.  The Series A Convertible Preferred Stock votes on an “as if converted” basis.

(c)	Transactions in the securities effected during the past sixty days:

None

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

Exhibit A.  Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

SCHEDULE 13D

SIGNATURES

The undersigned, after reasonable inquiry and to the best of his/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

WERCS

Dated: June 15, 2009	By:	/s/ Robert W. Moberly
Robert W. Moberly
Chief Executive Officer

MOKA, INC.

By:	/s/ Robert W. Moberly
Robert W. Moberly
President

/s/ Robert W. Moberly
Robert W. Moberly

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Western Capital Resources, Inc. is being filed on behalf of each of the undersigned.

WERCS

Dated: June 15, 2009	By:	/s/ Robert W. Moberly
Robert W. Moberly
Chief Executive Officer

MOKA, INC.

By:	/s/ Robert W. Moberly
Robert W. Moberly
President

/s/ Robert W. Moberly
Robert W. Moberly